SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 23, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on February 23, 2022.

City of Buenos Aires, February 23th, 2022

To

Comisión Nacional de Valores (CNV)

Re.: Relevant Event

Dear Sirs,

In compliance with the provisions in force, we inform you of the following information regarding the Consolidated Financial Statements as of December 31st, 2021:

Figures expressed in thousand Argentine Pesos (AR $)

(i) Net income for the fiscal year – Profit	27,123,243
Attributable to controlling interest – Profit	27,122,496
Attributable to non-controlling interest – Profit	747
(ii) Other comprehensive Profit	1,173,689
(iii) Total income for the fiscal year- Profit	28,296,932
Attributable to company’s shareholders – Profit	28,296,185
Attributable to non-controlling interests - Profit	747

(iv) Shareholders’ Equity	238,606,410
Capital Stock	639,413
Stock issuance premium	12,429,781
Shareholders’ Equity adjustments	82,601,146
Other comprehensive Profit	2,869,866
Legal Reserve	48,438,170
Optional Reserve	73,387,981
Unappropriated Retained Earnings – Profit	18,202,171
Attributable to non-controlling interest	37,882

Proposals regarding the distribution of cash dividends and/or dividends in kind, capitalization of profits, capital monetary adjustments and other aspects and the creation of reserve funds:

The Board of Directors has decided to postpone said proposals till the meeting where the Annual Report Fiscal Year ended December 31st 2021 is considered.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 23, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer